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                                                                   Exhibit 99.4

      [Opinion of Houlihan, Lokey, Howard & Zukin Financial Advisors, Inc.]



To the Board of Directors
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN  55425-1640

Bank of America, N.A., as Administrative Agent

John Hancock Life Insurance Company, as Note Holder Agent


Ladies and Gentlemen:

We understand that Ceridian Corporation ("Ceridian" or the "Company") intends to spin-off all of the outstanding common stock of a new, wholly owned subsidiary ("New Ceridian") that will own and operate the Company's human resource services business and human resource services and Comdata subsidiaries. Prior to the spin-off, the Company will have contributed to New Ceridian substantially all of the assets, liabilities, and operations of its human resource services, businesses, and subsidiaries and Comdata subsidiaries. After the spin-off, the Company's only remaining business will be its media information business. In connection with the spin-off, the Company will change its name to Arbitron Inc. ("Arbitron"). The spin-off and other related transactions, all as more fully described in the Form 10/A referenced below (the "Form 10/A"), are referred to collectively herein as the "Transaction."

You have requested our opinion (the "Opinion") as to the matters set forth below. For purposes of rendering this Opinion, we have valued the assets of Ceridian as a going concern immediately before the Transaction and the assets of New Ceridian and Arbitron as going-concerns immediately after and giving effect to the Transaction using methodologies as summarized in Attachment 1 hereto. For purposes of this Opinion, "fair value" is defined as the amount at which the assets of Ceridian, New Ceridian, or Arbitron would change hands between a willing buyer and a willing seller, each having reasonable knowledge of the relevant facts, neither being under any compulsion to act, with equity to both; and "present fair saleable value" is defined as the amount that may be realized if Ceridian's, New Ceridian's, or Arbitron's assets were sold with reasonable promptness in an arm's length transaction under present conditions for the sale of comparable business enterprises. The term "identified contingent liabilities" is defined as the amount of contingent liabilities with respect to each of Ceridian, New Ceridian, and Arbitron, including with respect to Arbitron, obligations of New Ceridian as to which Arbitron may

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To the Board of Directors
Ceridian Corporation
Bank of America, N.A., as Administrative Agent
John Hancock Life Insurance Company, as Note Holder Agent
January 31, 2001

remain legally obligated,
as certified to us in writing by certain of the Company's officers, upon whom we have relied without independent verification.

Being "able to pay its debts as they mature" means, with respect to Ceridian before the consummation of the Transaction and with respect to each of New Ceridian and Arbitron assuming the Transaction has been consummated as proposed in the Form 10/A, (i) the fair value and present fair saleable value of Ceridian, New Ceridian, or Arbitron would exceed such company's liabilities (including subordinated, unmatured, unliquidated, and identified contingent liabilities), (ii) the fair value and present fair saleable value of Ceridian's, New Ceridian's, or Arbitron's current assets would exceed such company's current liabilities (including current identified contingent liabilities), and (iii) each of Ceridian, New Ceridian, and Arbitron would have a net positive cash flow for the period 2001 to 2005, including (and after giving effect to) payment of indebtedness allocated to such entity when due. It is our understanding that you and any other recipient of this Opinion will consult with and rely solely upon your own legal counsel with respect to the legal sufficiency of the foregoing definitions. No representation is made herein as to any legal matter or as to the legal sufficiency of said definitions for any purpose other than setting forth the scope of this Opinion.

We have not been engaged to identify prospective purchasers or to ascertain the actual prices at which, and terms on which, Ceridian, New Ceridian, or Arbitron might currently be sold. Because the actual sale of any business enterprise involves numerous assumptions and uncertainties, not all of which can be quantified or ascertained prior to engaging in an actual selling effort, we are not opining as to whether any actual sale of Ceridian, New Ceridian, or Arbitron would occur at prices equal to "fair value" or "present fair saleable value," as such terms are defined herein.

In connection with this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

     1. reviewed the Company's annual reports to shareholders and Forms 10-K for the five fiscal years ended December 31, 1999 and Forms 10-Q for the three fiscal quarters ended September 30, 2000;

     2. reviewed historical and pro forma income statements prepared by the Company's management for the Company, New Ceridian, and Arbitron for the ten fiscal quarters ended September 30, 2000, which the Company's management has identified as the most current information available;

     3. reviewed historical balance sheets and cash flow statements prepared by the Company's management for the Company, New Ceridian, and Arbitron for the two fiscal years ended December 31, 1999;

     4. reviewed forecasts and projections, prepared by the Company's management and presented on both consolidated and pro forma bases, with respect to Ceridian, New Ceridian, and Arbitron for the fiscal quarter ended December 31, 2000 and the five fiscal years ended December 31, 2005;

     5. reviewed the Amended and Restated Credit Agreement Dated as of December 12, 1995, and Amended and Restated as of July 31, 1997 Among Ceridian Corporation, Bank of America Trust and National Savings Association, as Agent and the Financial Institutions (as defined in such agreement) parties thereto, and the amendments thereto incorporated by reference in Ceridian's Form 10-K for the fiscal year ended December 31, 1999;

     6.  reviewed the Definitive Proxy Statement dated April 12, 2000;

     7. reviewed the Form 10/A Information Statement dated December 6, 2000, and the amendments thereto dated December 22, 2000 and January 22, 2001, together with the exhibits appended to each;

     8.  reviewed copies of the following credit agreements:

         a. Credit Agreement dated January 31, 2001 among New Ceridian Corporation, Bank of America, N.A., and the other Lenders (as defined in such agreement) party thereto;

         b. Credit Agreement dated January 31, 2001 among Ceridian Corporation (dba The Arbitron Company), Bank of America, N.A., and the other Lenders (as defined in such agreement) party thereto;

         c. Note Purchase Agreement dated January 31, 2001 among Ceridian Corporation (dba The Arbitron Company) and John Hancock Life Insurance Company pertaining to $50,000,000 Senior Secured Notes due January 31, 2008;

     9. reviewed the forms of the Tax Matters Agreement, the Personnel Agreement, and the Distribution Agreement between Ceridian and New Ceridian;

     10. met with certain members of the senior management of the Company (including in respect of both New Ceridian and Arbitron) to discuss the operations, financial condition, future prospects, and projected operations and performance of the Company, New Ceridian, and Arbitron, and held discussions with representatives of the Company's independent accounting firm and counsel to discuss certain matters;

     11. visited certain facilities and business offices of the Company;

     12. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

     13. reviewed other publicly available financial data for the Company and certain companies that we deem comparable to Ceridian, New Ceridian, and Arbitron; and

     14. conducted such other studies, analyses, and investigations as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections identified in item 4 above have been prepared in good faith, based on reasonable assumptions, and that there has been no material adverse change in the assets, financial condition, business, or prospects of Ceridian, New Ceridian, or Arbitron since the date of the most recent financial statements made available to us.

The Company has represented and warranted to us that the Information and Disclosure Materials (as such terms are defined below) provided by it and its representatives and agents, taken as a whole, will be true, complete and correct in all material respects. Although we have not independently verified the accuracy and completeness of the information supplied to us with respect to Ceridian, New Ceridian, and Arbitron (the "Information") or the disclosure materials related to the Transaction (the "Disclosure Materials"), we advise you that nothing has come to our attention during the course of this engagement that has caused us to believe that it was unreasonable for us to utilize and rely upon the Information taken as a whole, including, but not limited to, the financial projections referred to above, as part of our analysis relating to this Opinion.

We have not made any physical inspection or independent appraisal of any of the properties or assets of Ceridian, New Ceridian, or Arbitron. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this Opinion.

As you are aware, the financing expected to be in effect at the closing of the Transaction (the "Financing"), the terms of which would have a material effect on New Ceridian's and Arbitron's respective post-Transaction financial results and conditions and on our Opinion, has not been funded; the only documentation with respect thereto that we have received is reflected above in Item 4 and referred to in Item 8 above. Accordingly, this Opinion is subject to the following assumptions and is qualified to the extent thereof. We are assuming that:

     1. the Financing, including the covenants and terms thereof, will conform in all material respects to the provisions of the documents referred to in Item 8 above (the "Loan Documents");

     2. the Financing, including the covenants and terms thereof, will not adversely affect the ability of either New Ceridian or Arbitron to operate following the consummation of the Transaction in a manner consistent with the information described in Item 4 above;

     3. New Ceridian and Arbitron will be able to borrow the maximum amount available at any particular time under the working capital loans that will be obtained by such company in connection with the Transaction, in accordance with the original terms of the applicable Loan Documents;

     4. sources of funds for the payment of indebtedness incurred under the Loan Documents may include permitted asset sales and permitted refinancing of debt; and

     5. the debt incurred in connection with the Transaction will remain outstanding as contemplated by the projections referred to in Item 4 above, without acceleration or prepayment, except as contemplated by the Loan Documents.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion as of the date of this letter that (i) with respect to Ceridian before the consummation of the Transaction and with respect to each of New Ceridian and Arbitron assuming the Transaction had been consummated as proposed in the Form 10/A, immediately after and giving effect to the Transaction and the Financing,
(a) the fair value and present fair saleable value of such company's assets would exceed its liabilities (including subordinated, unmatured, unliquidated, and identified contingent liabilities); (b) such company would be able to pay its debts as they mature; and (c) the capital and assets remaining in such company after the Transaction and the Financing would not be unreasonably small for the business in which it is engaged, as management has indicated it is now conducted and is proposed to be conducted following the consummation of the Transaction and the Financing; and (ii) with respect to Ceridian before consummation of the Transaction and the Financing, the excess of each of the fair value and the fair saleable value of Ceridian over the total liabilities (including subordinated, unmatured, unliquidated, and identified contingent liabilities) of the Company would exceed the value of New Ceridian plus the stated capital of the Company.

Any summary of, or reference to, this Opinion, any verbal presentation with respect thereto, or other references to us in connection with the Transaction, will in each instance be subject to our prior review and written approval, which approval shall not be unreasonably withheld. Excluding the Form 10/A to be filed by the Company with the Securities and Exchange Commission and the related Information Statement to be sent to the Company's stockholders in connection with the Transaction, this Opinion will not be included in, summarized, or referred to in any manner in any materials distributed to the public or the securityholders of the Company, or (except as required by law) filed with or submitted to any governmental agency, without our express, prior written consent, which consent shall not be unreasonably withheld. This Opinion will not be used for any purpose other than in connection with the Transaction and the Financing.

This Opinion is furnished solely for your benefit, for the benefit of Bank of America, N.A., solely in its capacity as Administrative Agent for the Lenders party to the Credit Agreements described in Items 8a and 8b above, and for the benefit of John Hancock Life Insurance Company, solely in its capacity as the Note Holder Agent for the Note Holders party to the Note Purchase Agreement described in Item 8c above, and may not be relied upon by any other person without our express, prior written consent. We are responsible only for the conclusions or opinions set forth in this Opinion. Our obligations are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of the undersigned shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of any other person relying on the Opinion.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.





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                                  ATTACHMENT 1


In determining the fair value and present fair saleable value of the assets of Ceridian, New Ceridian, and Arbitron, the following three approaches were primarily employed:

     1.  Market Multiples
     2.  Comparable Sales
     3.  Discounted Cash Flow

Due consideration was given to each approach in our determination of the fair value and present fair saleable value of the assets of Ceridian, New Ceridian, and Arbitron.

The first approach, the market multiple approach, involved the multiplication of various earnings and cash flow measures by appropriate risk-adjusted multiples. Multiples were determined through an analysis of certain publicly traded companies, selected on the basis of operational and economic similarity with the principal business operations of Ceridian, New Ceridian, and Arbitron. Earnings and cash flow multiples were calculated for the comparative companies based upon daily trading prices. A comparative risk analysis between Ceridian, New Ceridian, Arbitron, and the public companies formed the basis for the selection of appropriate risk adjusted multiples for Ceridian, New Ceridian, and Arbitron. The risk analysis incorporates both quantitative and qualitative risk factors that relate to, among other things, the nature of the industry in which Ceridian, New Ceridian, and Arbitron and other comparative companies are engaged. A control premium was added to the equity valuation indications to take into consideration the additional value attributable to a controlling interest in a company when compared with a minority interest position. The control premium was developed through an analysis of premiums paid in recent acquisitions of companies in the same or similar industries.

The second approach, the comparable sales approach, also involved multiples of earnings and cash flow. Multiples utilized in this approach were determined through an analysis of transactions involving controlling interests in companies with operations similar to Ceridian's, New Ceridian's, and Arbitron's principal business operations. These multiples, therefore, already incorporate a control premium.

In the third approach, the discounted cash flow approach, pro forma projections for Ceridian, New Ceridian, and Arbitron prepared by the Company's management were utilized. The cash flows projected were analyzed on a "debt-free" basis (before cash payments to equity and interest bearing debt investors) in order to develop a value indication for Ceridian, New Ceridian, and Arbitron. A provision, based on these projections, for the value of Ceridian, New Ceridian, or Arbitron at the end of the forecast period, or terminal value, was also made. The present value of the cash flows and the terminal value was determined using a risk-adjusted rate of return or "discount rate." The discount rate, in turn, was developed through an analysis of rates of return on alternative investment opportunities on investments in companies with similar risk characteristics to Ceridian, New Ceridian, and Arbitron.

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February 5, 2001

Board of Directors
Ceridian Corporation
3311 East Old Shakopee Road
Minneapolis, MN  55425-1640

Members of the Board:

We hereby consent to the inclusion of our opinion, dated January 31, 2001, to the Board of Directors of Ceridian Corporation; Bank of America, N.A., as Administrative Agent; and John Hancock Life Insurance Company, as Note Holder Agent as Exhibit 99.4 to the Form 10/A Information Statement (the "Form 10/A") relating to proposed reverse spin-off transaction involving Ceridian Corporation and references made to such opinion in the Form 10/A. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are "experts" for the purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.



By:        /s/ Jeffery s. Phillips
    ----------------------------------------------------------
      Jeffrey S. Phillips
      Senior Vice President